

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2025

Benjamin W. Jaenicke
Chief Financial Officer
CBL & Associates Properties, Inc..
2030 Hamilton Place Blvd.
Suite 500
Chattanooga, TN 37421

      Re: CBL & Associates Properties, Inc..
            Form 10-K for the fiscal year ended December 31, 2023
            Filed February 29, 2024
            File No. 001-12494

Dear Benjamin W. Jaenicke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction